UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

KING PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

PARKER TENNESSEE CORP.
(Offeror)
A Wholly Owned Subsidiary of

PFIZER INC.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

495582108
(CUSIP Number of Class of Securities)

Amy Schulman
Senior Vice President and General Counsel
Pfizer Inc.
235 E. 42nd Street
New York, New York  10017
(212) 733-2323

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dennis J. Block, Esq.
William P. Mills, III, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
(212) 504-6000

CALCULATION OF FILING FEE

Transaction Valuation N/A	Amount of Filing Fee N/A

☐           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A                                                      Filing Party: N/A

Form of Registration No.: N/A                                                      Date Filed: N/A

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           Third-party tender offer subject to Rule 14d-1.

☐           Issuer tender offer subject to Rule 13e-4.

☐           Going-private transaction subject to Rule 13e-3.

☐           Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐           Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Copy of Pfizer Presentation for Investor/Analyst Conference Call
99.2	Transcript of Investor/Analyst Conference Call